Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MTS Systems Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-82582, 333-136113, 333-172136 and 333-172137) on Form S-8 of MTS Systems Corporation and subsidiaries of our report dated November 29, 2011, with respect to the consolidated balance sheets of MTS Systems Corporation and subsidiaries as of October 1, 2011 and October 2, 2010, and the related consolidated statements of income, shareholders’ investment and comprehensive income, and cash flows and the related financial statement schedule II for each of the years in the three-year period ended October 1, 2011, and the effectiveness of internal control over financial reporting as of October 1, 2011, which report appears in the October 1, 2011 annual report on Form 10-K of MTS Systems Corporation and subsidiaries.

/s/ KPMG LLP

Minneapolis, Minnesota
November 29, 2011